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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             TENDER OFFER STATEMENT
        UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT

                              COMMAND SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                               ICICI INFOTECH INC.
                          ICICI ACQUISITION CORPORATION
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   200903-10-2
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  V. Srinivasan
                            Managing Director & Chief
                                Executive Officer
                         ICICI Infotech Service Limited
                                  Zenith House
                             Keshavrao Khadye Marg,
                                    Mahalaxmi
                              Mumbai 400 034, India
                                (91-22) 492-4100
                       (Name, Address and Telephone Number
                   of Person Authorized to Receive Notices and
                   Communications on behalf of Filing Persons)

                                    COPY TO:

                             Cheryl V. Reicin, Esq.
                             McDermott, Will & Emery
                              50 Rockefeller Plaza
                          New York, New York 10020-1605
                                 (212) 547-5400


                            CALCULATION OF FILING FEE
               TRANSACTION VALUATION:           AMOUNT OF FILING FEE:
                   Not applicable                  Not applicable




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/ /      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:            Not applicable
         Form or registration no.:          Not applicable
         Filing Party:                      Not applicable
         Date Filed:                        Not applicable.

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

           /X/    third-party tender offer subject to Rule 14d-1.

           / /    issuer tender offer subject to Rule 13e-4.

           / /    going-private transaction subject to Rule 13e-3.

           / /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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Items 1 - 11.

         Not applicable.

Items 12.  Materials to be Filed as Exhibits.

         Text of Press Release issued by ICICI Infotech Inc. and Command Systems, Inc. on January 26, 2001.